Exhibit 21.1

Subsidiaries of Digital Brands Group, Inc.

Name of Subsidiary	Jurisdiction of Organization
Harper & Jones LLC*	Texas
Bailey 44, LLC	Delaware

*to become a subsidiary of Registrant concurrently with the closing of the offering